Exhibit 11.2

Supplemental Information

GAAP Reconciliation

The company has provided certain non-GAAP financial measures that exclude the effect of exit and realignment charges incurred in the fourth quarter of 2011 and a pension settlement charge incurred in the fourth quarter of 2010, as the charges are unusual in the company’s history. Management has provided these non-GAAP measures as an additional tool for investors to evaluate the company’s financial performance. These measures should be considered in addition to, rather than as a substitute for, GAAP measures of the company’s performance. The following table reconciles these non-GAAP financial measures to the most closely related GAAP measure.

(in thousands except per share amounts)

Year ended December 31,	2011		2010
	GAAP	Adjusted Non-GAAP	GAAP	Adjusted Non-GAAP
Operating earnings	$203,515	$203,515	$195,936	$195,936
Non-GAAP adjustments:
Exit and realignment charges	—	12,708	—	—
Pension settlement charge	—	—	—	19,573

Adjusted operating earnings	$203,515	$216,223	$195,936	$215,509

Numerator:
Net income	$115,198	$115,198	$110,579	$110,579
Non-GAAP adjustments:
Exit and realignment charges, net of tax(1)	—	7,714	—	—
Pension settlement charge, net of tax(2)	—	—	—	11,918

Adjusted net income	115,198	122,912	110,579	122,497
Less: income allocated to unvested restricted shares	(1,059)	(1,117)	(1,167)	(1,267)

Net income attributable to common shareholders - basic	114,139	121,795	109,412	121,230
Add: undistributed income attributable to unvested restricted shares - basic	480	538	555	655
Less: undistributed income reallocated to unvested restricted shares - diluted	(479)	(537)	(553)	(653)

Net income attributable to common shareholders - diluted	$114,140	$121,796	$109,414	$121,232

Denominator:
Weighted average shares outstanding - diluted	62,924	62,924	62,563	62,563

Net income per diluted share attributable to common shareholders	$1.81	$1.94	$1.75	$1.94

(1)	Calculated using an effective tax rate of 39.3% for 2011
(2)	Calculated using an effective tax rate of 39.1% for 2010